                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the period ended September 30, 2001

                                  Xeikon N.V.
                 -----------------------------------------------
                 [Translation of registrant's name into English]

                      72 Vredebaan, 2640 Mortsel, Belgium
                 -----------------------------------------------
                    [Address of principal executive offices]


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F [X] Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes [X] No [ ]

                                   XEIKON N.V.
                                      INDEX
                                    FORM 6-K

                                                                                                           PAGE
                                                                                                           ----
PART I - FINANCIAL INFORMATION

         Item 1.  Condensed Consolidated Financial Statements

                  Condensed Consolidated Balance Sheets at December 31, 2000
                  (Audited) and September 30, 2001 (Unaudited)...................................       3

                  Condensed Consolidated Statements of Operations for the three
                  months ended September 30, 2000 and 2001 (Unaudited)...........................       4

                  Condensed Consolidated Statements of Cash Flows for the three
                  months ended September 30, 2000 and 2001 (Unaudited)...........................       5

                  Consolidated Statements of Comprehensive Income/(Loss) and
                  Shareholders' Equity for the years ended December 31, 1998, 1999 and 2000 (audited) and for the three months  ended
                  September 30, 2001 (unaudited).................................................       6

                  Notes to Condensed Consolidated Financial Statements...........................       8

         Item 2.  Management's Discussion and Analysis of
                  Financial Condition and Results of Operations..................................       13

         Item 3.  Qualitative and Quantitative Disclosures About Market Risk.....................       18

PART II - OTHER INFORMATION

         Item 1.  Legal Proceedings..............................................................       19

         Item 2.  Changes in Securities and Use of Proceeds......................................       19

         Item 3.  Defaults Upon Senior Securities................................................       19

         Item 4.  Submission of Matters to a Vote of Security Holders............................       19

         Item 5.  Other Information..............................................................       19

         Item 6.  Exhibits and Reports on Form 6-K...............................................       19

SIGNATURES        ...............................................................................       20

ITEM 1.         CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                   XEIKON N.V.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    (All amounts in thousands of US dollars)

                                                                            December 31,  September 30,
                                                                                2000           2001
                                                                           ------------------------------
                                                                             (audited)     (unaudited)
                                  ASSETS
Current Assets:
 -Cash and cash equivalents                                                        12,807          2,318
 -Accounts receivable                                                              54,552         38,690
 -Accounts receivable from related parties                                          5,819          1,075
 -Inventory                                                                        66,611         65,342
 -Other current assets                                                             14,248         11,695
 -Deferred tax assets                                                                   -              -
                                                                           ------------------------------
                           Total current assets                                   154,037        119,120
                                                                           ------------------------------

Property and equipment, at cost                                                    46,407         45,968
Less - accumulated depreciation                                                  (13,464)       (17,515)
                                                                           ------------------------------
                                                                                   32,943         28,453
                                                                           ------------------------------
Other fixed assets, net                                                                 -              -
Other non-current assets                                                            2,849          1,959
Goodwill, net                                                                      12,481         11,240
Acquired technology, net                                                            4,616          3,515
                                                                           ------------------------------
                                                                                  206,926        164,287
                                                                           ==============================

                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 -Current portion of capital leasing payable                                          511            589
 -Notes payable to Banks                                                           24,998         29,300
 -Notes payable to others                                                           3,347          4,993
 -Accounts payable                                                                 37,636         30,887
 -Due to related parties                                                            3,998          5,418
 -Accrued expenses                                                                 30,919         31,834
 -Deferred tax liabilities                                                          2,053          2,014
                                                                           ------------------------------

                        Total current liabilities                                 103,462        105,035
                                                                           ------------------------------

Pension obligations                                                                 2,327          1,949
Notes payable to others                                                             8,410          6,793
Refundable research grants payable, net of current portion                            298            302
Capital leasing payable, net of current portion                                     5,691          5,386
Minority interest                                                                       -              -

Shareholders' equity:
 -Common stock                                                                     19,005         19,005
 -Additional paid-in capital                                                      102,427        102,427
 -Capital surplus                                                                   6,842          6,842
 -Restatement change in accounting method                                             374            188
 -Retained earnings (deficit)                                                    (12,414)       (51,751)
 -Cumulative translation adjustment                                              (29,496)       (31,889)
                                                                           ------------------------------
                        Total shareholders' equity                                 86,738         44,822
                                                                           ------------------------------

                                                                                  206,926        164,287
                                                                           ==============================

                                   XEIKON N.V.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (All amounts in thousands of US dollars, except
                          share and per share amounts)

                                                                           Three Months                Nine Months
                                                                           Ended September 30,        Ended  September 30,
                                                                  ----------------------------------------------------------
                                                                       2000          2001          2000          2001
                                                                       ----          ----          ----          ----
                                                                   (unaudited)    (unaudited)  (unaudited)    (unaudited)
Revenues                                                                 $41,010       $26,981     $130,358         $95,245
Cost of revenues                                                         $30,873       $20,251      $92,821         $74,506
                                                                  ----------------------------------------------------------

                          Gross profit                                   $10,137        $6,730      $37,537         $20,739
                                                                  ----------------------------------------------------------

Operating expenses:
 -Research and development                                                $7,281        $5,445      $19,688         $18,759
 -Acquired in-process research and development                            $1,500            $0       $1,500              $0
 -Selling, general and administrative                                    $10,860       $10,534      $31,393         $32,839
 -Nonrecurring charge                                                     $5,338        $6,525       $5,338          $6,525
                                                                  ----------------------------------------------------------
                    Total operating expenses                             $24,979       $22,504      $57,919         $58,123
                                                                  ----------------------------------------------------------

Operating income/(loss)                                                ($14,842)     ($15,774)    ($20,382)       ($37,384)

Other income, net                                                         $1,087      ($2,277)       $1,885        ($2,431)
                                                                  ----------------------------------------------------------

Income/(loss)  before provision of income taxes and minority
interest                                                               ($13,755)     ($18,051)    ($18,497)       ($39,815)
                                                                  ----------------------------------------------------------

Provisions for income taxes                                               $1,406          ($4)         $894            $291
                                                                  ----------------------------------------------------------

Income/(loss)  before minority interest and cumulative effect of
change in accounting method                                            ($12,349)     ($18,055)    ($17,603)       ($39,524)
                                                                  ----------------------------------------------------------

Minority interest                                                             $0            $0           $0              $0
Cumulative effect of change in accounting method                             $99           $64       ($415)            $186

Net income/(loss)                                                      ($12,250)     ($17,991)    ($18,018)       ($39,338)
                                                                  ----------------------------------------------------------


Weighted average number of common shares                              30,619,931    30,633,055   29,460,639      30,633,055
outstanding (basic)
                                  Basic earnings per share amount        ($0.40)       ($0.59)      ($0.61)         ($1.28)
                                                                         -------       -------      -------         -------
Impact of:
                  Warrants issued to non employees                           N/A           N/A          N/A             N/A
                  Options issued to employees                                N/A           N/A          N/A             N/A
Weighted average number of common shares                              30,619,931    30,633,055   29,460,639      30,633,055
                                                                      ----------    ----------   ----------      ----------
outstanding (diluted)
                                Diluted earnings per share amount        ($0.40)       ($0.59)      ($0.61)         ($1.28)
                                                                         -------       -------      -------         -------

                                   XEIKON N.V.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (All amounts in thousands of US dollars)

                                                                                    Nine Months
                                                                                   Ended   September 30
                                                                        ---------------------------------
                                                                              2000            2001
                                                                              ----            ----
                                                                          (unaudited)      (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME                                                                     ($16,253)       ($39,523)

ADJUSTMENTS TO RECONCILE CASH (USED IN)
PROVIDED BY OPERATING ACTIVITIES:
 -Deferred tax                                                                       431            (39)
 -Depreciation and amortization                                                   14,156           6,393
 -Amortization in-process research and development                                     -
 -Pension obligations                                                              (230)           (378)
 -Minority interest                                                              (1,409)               -
 -Changes in operating assets and liabilities
     Accounts receivable                                                           7,450          15,862
     Accounts receivable from related parties                                      2,800           4,744
     Inventory                                                                     2,860           1,269
     Prepaid expenses                                                            (5,041)           2,553
    Accounts payable                                                               1,396         (6,749)
     Due to related parties                                                        1,065           1,420
     Accrued expenses                                                              3,766             915
                    NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES           10,991        (13,533)

CASH FLOWS FROM INVESTING ACTIVITIES:
 -Purchase of property and equipment                                             (9,586)             439
 -Acquisition of subsidiary, net of cash acquired                                      -               -
 -Other investment                                                                 2,279               -
                                  NET CASH USED IN INVESTING ACTIVITIES          (7,307)             439

CASH FLOWS FROM FINANCING ACTIVITIES:
 -Proceeds from notes payable to banks                                             7,780           4,302
 -Net borrowings (repayments) under notes payable to related parties             (1,180)         (1,617)
 -Net borrowings (repayments) under notes payable to others                                        1,646
 -Advances to affiliates and other                                                 2,243             890
 -Refundable research grants                                                        (30)               4
 -Payments under capital lease obligation                                              -           (227)
 -Capital surplus                                                                                      -
 -Proceeds from issuance of common stock                                             106               -
                    NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES            8,919           4,998


Foreign exchange effect on net equity                                           (12,707)         (2,393)

---------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                   (104)        (10,489)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                     9,237          12,807
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                           9,133           2,318
---------------------------------------------------------------------------------------------------------

Interest paid during the period                                                                    1,023
Tax paid during the period                                                                             0

---------------------------------------------------------------------------------------------------------

                                   XEIKON N.V.
                           CONSOLIDATED STATEMENTS OF
                         COMPREHENSIVE INCOME/(LOSS) AND
              SHAREHOLDERS' EQUITY ( All amounts in Thousands of US
                  Dollars, Except Share and Per Share Amounts)

                                        Total       Comprehensive    Accumulated   Accumulated     Common            Capital
                                     Shareholders   Income/(Loss)   Profit/(Loss)     Other        Shares   Amount   Surplus
                                        Equity                                    Comprehensive
                                                                                  Income/(Loss)
                                     ----------------------------------------------------------------------------------------
Balance, December 31, 1998                $89,344         -              ($2,688)       ($8,104) 28,527,101 $17,980
                                     ========================================================================================
Net income                                 14,863            14,863        14,863        -           -         -
Other comprehensive income -
     foreign currency translation        (12,514)          (12,514)       -             (12,514)     -         -
Comprehensive income                      -                   2,349       -              -           -         -
Exercise of stock options                     422         -               -              -           49,097      26
Exercise of warrants                        1,038         -               -              -          288,800     154
                                     ----------------------------------------------------------------------------------------
Balance, December 31, 1999                $93,153         -               $12,175      ($20,618) 28,864,998 $18,160
                                     ========================================================================================
             (audited)
Net loss                                 (24,589)          (24,589)      (24,589)        -           -         -
Other comprehensive income -
    - foreign currency translation        (8,878)           (8,878)       -              (8,878)     -         -
    - effect of restatement as required
       by SAB101                              374               374                          374
Comprehensive income                      -                (33,093)       -              -           -         -
Capital increase                           19,729                                                 1,751,741     837
Capital surplus                             6,842                                                                       6,842
Exercise of stock options                       -         -               -              -           -         -
Exercise of warrants                          107         -               -              -           16,316       8
                                     ----------------------------------------------------------------------------------------
Balance, December 31 2000                  86,738         -              (12,414)       (29,122) 30,633,055  19,005     6,842
                                     ========================================================================================
Net loss                                 (11,083)          (11,083)      (11,083)        -           -         -
Other comprehensive income -
    - foreign currency translation        (3,501)           (3,501)       -              (3,501)     -         -
    - effect of restatement as required
       by SAB101                                -                                              -
Comprehensive income                      -                (14,584)       -              -           -         -
Capital increase                                -                                                    -         -
Capital surplus                                 -                                                                           -
Exercise of stock options                       -         -               -              -           -         -
Exercise of warrants                            -         -               -              -           -         -
                                     ----------------------------------------------------------------------------------------
Balance, March 31 2001                     72,154         -              (23,497)       (32,623) 30,633,055  19,005     6,842
                                     ========================================================================================
Net loss                                 (10,263)          (10,263)      (10,263)        -           -         -
Other comprehensive income -
    - foreign currency translation        (2,306)           (2,306)       -              (2,306)     -         -
    - effect of restatement as required
       by SAB101                            (122)             (122)                        (122)
Comprehensive income                      -                (12,691)       -              -           -         -
Capital increase                                -                                                    -         -
Capital surplus                                 -                                                                       -
Exercise of stock options                       -         -               -              -           -         -
Exercise of warrants                            -         -               -              -           -         -
                                     ----------------------------------------------------------------------------------------
Balance, June 30 2001                      59,463         -              (33,760)       (35,051) 30,633,055  19,005     6,842
                                     ========================================================================================
Net loss                                 (17,991)          (17,991)      (17,991)        -           -         -
Other comprehensive income -
    - foreign currency translation          3,414             3,414       -                3,414     -         -
    - effect of restatement as required
       by SAB101                             (64)              (64)                         (64)
Comprehensive income                      -                (14,641)       -              -           -         -
Capital increase                                -                                                    -         -
Capital surplus                                 -                                                                       -
Exercise of stock options                       -         -               -              -           -         -
Exercise of warrants                            -         -               -              -           -         -
                                     ----------------------------------------------------------------------------------------
Balance, September 30 2001                 44,822         -              (51,751)       (31,701) 30,633,055  19,005     6,842
                                     ========================================================================================

                                      Additional
                                       Paid-in
                                       Capital

                                     ------------
Balance, December 31, 1998               $82,156
                                     ============
Net income                                 -
Other comprehensive income -
     foreign currency translation          -
Comprehensive income                       -
Exercise of stock options                    396
Exercise of warrants                         884
                                     ------------
Balance, December 31, 1999               $83,436
                                     ============
             (audited)
Net loss                                   -
Other comprehensive income -
    - foreign currency translation         -
    - effect of restatement as requir
       by SAB101
Comprehensive income                       -
Capital increase                          18,892
Capital surplus
Exercise of stock options                  -
Exercise of warrants                          99
                                     ------------
Balance, December 31 2000                102,427
                                     ============
Net loss                                   -
Other comprehensive income -
    - foreign currency translation         -
    - effect of restatement as requir
       by SAB101
Comprehensive income                       -
Capital increase                           -
Capital surplus
Exercise of stock options                  -
Exercise of warrants                       -
                                     ------------
Balance, March 31 2001                   102,427
                                     ============
Net loss                                   -
Other comprehensive income -
    - foreign currency translation         -
    - effect of restatement as requir
       by SAB101
Comprehensive income                       -
Capital increase                           -
Capital surplus
Exercise of stock options                  -
Exercise of warrants                       -
                                     ------------
Balance, June 30 2001                    102,427
                                     ============
Net loss                                   -
Other comprehensive income -
    - foreign currency translation         -
    - effect of restatement as requir
       by SAB101
Comprehensive income                       -
Capital increase                           -
Capital surplus
Exercise of stock options                  -
Exercise of warrants                       -
                                     ------------
Balance, September 30 2001               102,427
                                     ============

                                   XEIKON N.V.
                         NOTES TO CONDENSED CONSOLIDATED
                FINANCIAL STATEMENTS (ALL AMOUNTS IN THOUSANDS OF
                 US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

The Company's financial statements are presented as of September 30, 2001 and present the Company's operations as a going concern. To the extent pending or future proceedings affect the on-going operations of the Company, adjustments may be necessary to the financial presentation.

1.      SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

        Xeikon N.V., a Belgian corporation, (the "Company") was established in 1988 and develops, manufactures and markets an innovative digital color printing system specifically designed to meet the speed, quality, reliability, cost, variable content and on demand requirements of the short run color printing market.

        The condensed financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of interim period results. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The results for the interim periods presented are not necessarily indicative of results to be expected for any future period. These condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report to Shareholders for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on Form 20-F dated June 13, 2001.

2.      INVENTORY

        Inventory is comprised of material, labor and manufacturing overhead, and is stated at the lower of cost (determined on a weighted average basis) or net realizable value. Management performs periodic reviews of inventory and provides reserves for excess and obsolete inventory or disposes of such inventory. Inventory consists of the following:

                                                                        DECEMBER 31,          SEPTEMBER 30,
                                                                            2000                  2001
                                                                   --------------------------------------------
                                                                         (audited)             (unaudited)
Raw materials................................................            $  30,447              $   27,485
Work-in-Process..............................................                6,879                   5,165
Finished Goods...............................................               22,057                  25,311
Goods purchased for resale (consumables).....................                7,228                   7,381
                                                                   --------------------------------------------
                                                                          $ 66,611                $ 65,342
                                                                   ============================================

3.      EARNINGS PER SHARE

        Basic net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of common and common equivalent shares outstanding during the period. Given the net loss for the 3 months ended September 30, 2001 there is no dilutive effect on the loss per share.

4.      INVESTMENT

        On March 4, 1999, Xeikon entered into a Securities Acquisition Agreement with Varis Corporation, a company engaged in the design, development, manufacture and marketing of controllers and systems for use with electronic print engines. Under the terms of the agreement, Xeikon purchased 1,617.25 shares of Series B Preferred Stock of Varis for $2,500,000. Contemporaneously with its purchase of the Series B Preferred Stock, Xeikon provided a $3,000,000 loan to Varis in return for a promissory note, bearing interest at the Prime Rate plus 2.5%, which is due on March 4, 2001. Xeikon may extend the maturity date of the promissory note for one year in exchange for a warrant to acquire an additional 64.69 shares of Series B Preferred Stock. In view of the uncertain future operations of Varis Corporation, the Company elected to register an impairment of the total investment amounting to $5.3 million valued at the actual exchange rate. This is separately reflected as a non-recurring charge in the Condensed Consolidated Statement of Operations of the Company.

        On April 21, 1999, the Company acquired from Bull Europe Centrale et Oriental S.A. ("Bull") 80% of the outstanding shares of Nipson International S.A., a limited liability company organized under French law. The purchase price was 96,000,000 French Francs ("FF") (approximately $15.8 million, or $71.11 per share). Until January 31, 2002, Xeikon had the right to acquire the remaining 20% of Nipson International (337,500 shares) from Bull or Dai Nipson Printing for a price per share equal to 71.11 FF per share plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition (the "Purchase Price"). In addition, Dai Nipson Printing, the holder of the 10% minority interest may require Xeikon, during the period beginning January 31, 2002, to purchase all or part of their shares at a per share price equal to the purchase price. On January 31, 2002, Bull SA will transfer its 10% participation in Nipson International SA to the Company. In exchange, the Company will withdraw a number of claims it had filed against Bull that arose out the acquisition of shares of Nipson International SA. The total amount of this settlement with Bull, 28 million French Francs (approximately $4 million), also includes the cancellation of a loan by Bull SA to Xeikon France SA in the amount of 11.6 million French Francs (approximately $1.7 million) and the payment by Bull of certain commercial debts of Xeikon France SA.

        The acquisition of Nipson International was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess purchase price over the estimated fair value of net assets acquired amounted to approximately $7.0 million, which has been accounted for as goodwill and is being amortized over 10 years using the straight line method. The accompanying consolidated statements of income reflect the operating results of Nipson since the acquisition

        In connection with the acquisition from Bull, Xeikon assumed two intercompany loans of Nipson International and its wholly owned subsidiary Nipson Printing Systems, Inc. in the amount of 70,000,000 FF and $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in five equal semi-annual installments over a two and one half year period beginning June 30, 2002. This loan bears interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and does not bear interest.

5.      SEGMENT AND GEOGRAPHIC INFORMATION

        The Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information in the fiscal year ended December 31, 1998. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company's chief decision maker, as defined under SFAS 131, is a combination of the Chief Executive Officer and the Chief Financial Officer. The Company has viewed its operations and manages its business as principally two segments, the sale of printing systems and options and the sale of consumables, spares, tools and others. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales and transfers. The segment revenues and cost of revenues are as follows:

CONSOLIDATED XEIKON GROUP                                      Three Months                      Nine Months
                                                              ended September 30,               ended September 30,
                                                  ---------------------------------------------------------------------
                                                        2001              2000             2001             2000
                                                        ----              ----             ----             ----
Systems and options
     Revenues                                                $9,591          $20,129          $37,674          $66,910
     Cost of revenues                                         9,519           13,437          $33,790           42,886
     Gross Profit                                                72            6,692            3,884           24,024
     Gross Margin                                                1%              33%              10%              36%

Consumables, spares, tools and other
     Revenues                                               $17,390          $20,881          $57,571          $63,448
     Cost of revenues                                        10,732           17,436           40,716           49,935
     Gross Profit                                             6,658            3,445           16,855           13,513
     Gross Margin                                               38%              16%              29%              21%

Total
     Revenues                                               $26,981          $41,010          $95,245         $130,358
     Cost of revenues                                        20,251           30,873           74,506           92,821
     Gross Profit                                             6,730           10,137           20,739           37,537
     Gross Margin                                               25%              25%              22%              29%

Revenues by geographic area:
 -United States                                              $4,991           $9,988          $21,161          $44,118
 -Rest of Europe                                              5,242            5,449           22,363           15,704
 -Belgium                                                        79            1,751            1,571            8,313
 -The Netherlands                                             1,766            6,493            5,305           19,241
 -United Kingdom                                              2,351            3,001            6,957            7,752
 -Germany                                                     8,710            9,141           21,979           23,479
 -Other                                                       3,842            5,187           15,909           11,751
                                                  ---------------------------------------------------------------------
                                                            $26,981          $41,010          $95,245         $130,358
                                                  =====================================================================

As a percentage of total revenue:
 -United States                                              18.50%           24.36%           22.22%           33.84%
 -Rest of Europe                                             19.43%           13.29%           23.48%           12.05%
 -Belgium                                                     0.29%            4.27%            1.65%            6.38%
 -The Netherlands                                             6.55%           15.83%            5.57%           14.76%
 -United Kingdom                                              8.71%            7.32%            7.30%            5.95%
 -Germany                                                    32.28%           22.29%           23.08%           18.01%
 -Other                                                      14.24%           12.65%           16.70%            9.01%
                                                  ---------------------------------------------------------------------
                                                            100.00%          100.00%          100.00%          100.00%
                                                  =====================================================================

COLOR                                                          Three Months                      Nine Months
                                                              ended September 30,               ended September 30,
                                                   --------------------------------------------------------------------
                                                         2001             2000             2001             2000
                                                         ----             ----             ----             ----
Systems and options
     Revenues                                                $4,584          $14,213          $21,921          $48,083
     Cost of revenues                                         6,579           10,820           23,652           31,556
     Gross Profit                                            -1,995            3,393           -1,731           16,527
     Gross Margin                                              -44%              24%              -8%              34%

Consumables, spares, tools and other
     Revenues                                               $10,314          $13,691          $34,945          $40,712
     Cost of revenues                                         5,069            8,601           22,004           28,060
     Gross Profit                                             5,245            5,090           12,941           12,652
     Gross Margin                                               51%              37%              37%              31%

Total
     Revenues                                               $14,898          $27,904          $56,866          $88,795
     Cost of revenues                                        11,648           19,421           45,656           59,616
     Gross Profit                                             3,250            8,483           11,210           29,179
     Gross Margin                                               22%              30%              20%              33%

Revenues by geographic area:
 -United States                                              $2,538           $7,017          $11,927          $33,075
 -Rest of Europe                                              1,452            1,076            9,291            3,503
 -Belgium                                                       250            1,767            1,298            7,484
 -The Netherlands                                             1,702            6,435            5,072           18,856
 -United Kingdom                                              1,068            1,805            3,727            3,590
 -Germany                                                     5,770            7,644           16,770           17,789
 -Other                                                       2,118            2,160            8,781            4,498
                                                   --------------------------------------------------------------------
                                                            $14,898          $27,904          $56,866          $88,795
                                                   ====================================================================

As a percentage of total revenue:
 -United States                                              17.04%           25.15%           20.97%           37.25%
 -Rest of Europe                                              9.75%            3.86%           16.34%            3.95%
 -Belgium                                                     1.68%            6.33%            2.28%            8.43%
 -The Netherlands                                            11.42%           23.06%            8.92%           21.24%
 -United Kingdom                                              7.17%            6.47%            6.55%            4.04%
 -Germany                                                    38.73%           27.39%           29.49%           20.03%
 -Other                                                      14.22%            7.74%           15.44%            5.07%
                                                   --------------------------------------------------------------------
                                                            100.00%          100.00%          100.00%          100.00%
                                                   ====================================================================

BLACK & WHITE                                                  Three Months                      Nine Months
                                                              ended September 30,               ended September 30,
                                                   -------------------------------------------------------------------
                                                         2001             2000             2001            2000
                                                         ----             ----             ----            ----
Systems and options
     Revenues                                                $5,007           $5,916          $15,753         $18,827
     Cost of revenues                                         2,940            2,617           10,138          11,330
     Gross Profit                                             2,067            3,299            5,615           7,497
     Gross Margin                                               41%              56%              36%             40%

Consumables, spares, tools and other
     Revenues                                                $7,076           $7,190          $22,626         $22,736
     Cost of revenues                                         5,663            8,835           18,712          21,875
     Gross Profit                                             1,413           -1,645            3,914             861
     Gross Margin                                               20%             -23%              17%              4%

Total
     Revenues                                               $12,083          $13,106          $38,379         $41,563
     Cost of revenues                                         8,603           11,452           28,850          33,205
     Gross Profit                                             3,480            1,654            9,529           8,358
     Gross Margin                                               29%              13%              25%             20%

Revenues by geographic area:
 -United States                                              $2,453           $2,971           $9,234         $11,043
 -Rest of Europe                                              3,790            4,373           13,072          12,201
 -Belgium                                                      -171              -16              273             829
 -The Netherlands                                                64               58              233             385
 -United Kingdom                                              1,283            1,196            3,230           4,162
 -Germany                                                     2,940            1,497            5,209           5,690
 -Other                                                       1,724            3,027            7,128           7,253
                                                   -------------------------------------------------------------------
                                                            $12,083          $13,106          $38,379         $41,563
                                                   ===================================================================

As a percentage of total revenue:
 -United States                                              20.30%           22.67%           24.06%          26.57%
 -Rest of Europe                                             31.37%           33.37%           34.06%          29.36%
 -Belgium                                                    -1.42%           -0.12%            0.71%           1.99%
 -The Netherlands                                             0.53%            0.44%            0.61%           0.93%
 -United Kingdom                                             10.62%            9.13%            8.42%          10.01%
 -Germany                                                    24.33%           11.42%           13.57%          13.69%
 -Other                                                      14.27%           23.10%           18.57%          17.45%
                                                   -------------------------------------------------------------------
                                                            100.00%          100.00%          100.00%         100.00%
                                                   ===================================================================

6.      ACQUISITION

        On June 30, 2000, Xeikon N.V. and Agfa signed a transfer agreement to transfer the digital printing systems ("DPS") business of Agfa to Xeikon N.V. Agfa received 1,751,741 newly issued restricted shares of Xeikon N.V. and any amount in excess of the share component of the purchase price of the transaction was paid in cash. This transaction resulted in a capital increase of $19,731 and a capital surplus of $6,842, representing the difference between the fair market value of the shares and the par value of the assets. The excess purchase price over the fair value of net assets acquired is accounted for as goodwill and is being amortized over 10 years using the straight line method. The transferred business assets of Agfa include toner, developer and digital front end technology, intellectual property and manufacturing operations - including a manufacturing facility in Heultje, Belgium - research and development staff, as well as a Belgium based marketing and support staff and a sales and service organization based mostly in Europe, North America and Japan.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        CERTAIN OF THE STATEMENTS INCLUDED IN THIS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AS WELL AS ELSEWHERE IN THIS REPORT ON FORM 6-K ARE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR IMPLIED BY SUCH STATEMENTS. THESE STATEMENTS SHOULD BE READ IN THE CONTEXT OF THOSE FACTORS DISCUSSED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 2001.

OVERVIEW

        The Company's financial statements and the disclosure set forth in this report are presented as of September 30, 2001 and present the Company's operations as a going concern. To the extent the pending or future proceedings affect the on-going operations of the Company, adjustments may be necessary to the financial presentation.

        On November 9, 2001, the Company announced that it filed a request for creditor protection under applicable Belgian legislation in the Antwerp Commercial Court. The Company's subsidiary in France, Xeikon France S.A., also entered into a receivership proceeding under applicable French legislation in the Commercial Court in Belfort France. On November 13, 2001, the French Court granted Xeikon France S.A. creditor protection for a three month period.

        The request, if approved by the Belgian court, would enable the Company to prepare, under the supervision of one or more officers appointed by the court, a restructuring plan for its business while at the same time being temporarily relieved from its obligation to service existing debts at the time of filing of the request.

        The Belgian Court held a first hearing on November 13, 2001 and decided that a second hearing will be held on November 27, 2001.

        If the request is approved, the Belgian Court would set a term for a provisional suspension of debt service that would be for a maximum period of six months with the potential for one extension of up to three months. Even if the request is granted, the officers appointed by the Court could apply to revoke the provisional suspension and instigate bankruptcy proceedings. Likewise, any creditor may apply to the Court to revoke the provisional suspension; however, such application cannot be on the basis of debts that are covered by the provisional or definitive suspensions.

        If the request is not approved, the Belgian Court may declare the Company bankrupt as part of the same decision, after having heard the Company on the applicability of the Bankruptcy conditions. If the Belgian Court denies the request and decides not to declare the Company bankrupt, the Company is no longer relieved from its obligation to service its debts. If payment arrangements with its creditors were not arranged to the satisfaction of the creditors, each Company creditor may initiate bankruptcy proceedings in the Belgian Courts.

        The Company intends to continue to manufacture, market and distribute its products during the pendency of the legal proceedings in both the Belgium and French courts. The Company will make a public announcement once the courts make a final decision.

        On November 9, 2001, Nasdaq halted trading in the Company's ADR's while it requested information from the Company with regard to its filings for creditor protection. The Company is complying with Nasdaq's request for information. The Company does not know when, however, Nasdaq will lift the trading halt.

        On March 4, 1999, Xeikon entered into a Securities Acquisition Agreement with Varis Corporation ("Varis), a company engaged in the design, development, manufacture and marketing of controllers and systems for use with electronic print engines. Under the terms of the agreement, Xeikon purchased 1,617.25 shares of Series B Preferred Stock of Varis for $2,500,000. Contemporaneously with its purchase of the Series B Preferred Stock, Xeikon provided a $3,000,000 loan to Varis in return for a promissory note, bearing interest at the Prime Rate plus 2.5%, which was due on March 4, 2001. The investment was accounted at cost. In view of the uncertain future operations of Varis Corporation, the Company elected to register an impairment of the total investment amounting to $5.3 million valued at the actual exchange rate. This is separately reflected as a non-recurring charge in the Consolidated Statements of Operations of the Company of 2000.

        On April 21, 1999, the Company acquired from Bull Europe Centrale et Oriental S.A. ("Bull") 80% of the outstanding shares of Nipson International S.A., a limited liability company organized under French law. The purchase price was 96,000,000 French Francs ("FF") (approximately $15.8 million, or $71.11 per share.) Until January 31, 2002, Xeikon had the right to acquire the remaining 20% of Nipson International (337,500 shares) from Bull or Dai Nipson Printing for a price per share equal to 71.11 FF per share plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition (the "Purchase Price"). In addition, Dai Nipson Printing, the holder of the 10% minority interest may require Xeikon, during the period beginning January 31, 2002, to purchase all or part of their shares at a per share price equal to the purchase price. On January 31, 2002 Bull SA will transfer its 10% participation in Nipson International SA to the Company. In exchange, the Company will withdraw a number of claims it had filed against Bull that arose out the acquisition of shares of Nipson International SA. The total amount of this settlement with Bull, 28 million French Francs (approximately $4 million), also includes the cancellation of a loan by Bull SA to Xeikon France SA in the amount of 11.6 million French Francs (approximately $1.7 million) and the payment by Bull of certain commercial debts of Xeikon France SA.

        The acquisition of Nipson International was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their fair market values. The excess purchase price over the fair value of net assets acquired has been accounted for as goodwill and is being amortized over 10 years using the straight line method

        In connection with the acquisition of Nipson, Xeikon assumed two loans of Nipson and its wholly owned subsidiary Nipson Inc. from its former majority shareholder Bull in the amount of 70,000,000 FF (approximately $10 million) and $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in five equal semi-annual installments over a two and one half year period beginning June 30, 2002. This loan bears interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and does not bear interest.

        On June 30, 2000, the Company acquired the digital printing systems ("DPS") business of Agfa. Agfa received 1,751,741 newly issued restricted shares of Xeikon N.V. and $1.2 million in cash. The transferred business assets of Agfa include toner, developer and digital front end technology, intellectual property and manufacturing operations - including a manufacturing facility in Heultje, Belgium- research and development staff, as well as the Belgium based marketing and support staff and a sales and service organization based mostly in Europe, North America and Japan.

        On July 1, 2000, the Company entered into a joint-venture ("Canopy LLC") with PrimeSource. The Company owns 26% of the voting shares of Canopy and PrimeSource owns 74%. Canopy is controlled by Primesource and the joint-venture agreement provides for certain protective rights for the Company. Canopy was to market the Xeikon branded products in the United States and was also to assume the technical service activities.

         On September 5, 2001, PrimeSource announced the dissolution of the joint-venture. Xeikon America, the Company's subsidiary, is integrating the field technicians, training center, system integration team and sales force from Canopy, which is expected to further strengthen Xeikon America's sales and support and allow it to develop greater efficiencies. All of Canopy's customer service contracts are being transformed into service contracts of Xeikon America, Inc. at the same terms and conditions. Due to the unwinding of Canopy, the Company registered a non-recurring charge of $2.4 million.

BUSINESS SEGMENTS

        Xeikon has two reportable business segments:

        - Color (digital color presses and related consumables, parts and service)

        - B & W (black and white presses and related consumables, parts and service)

EFFECTS OF CURRENCY CHANGES

        Xeikon's functional currency is the Euro. When translated into US dollars, Xeikon's revenues and net income are negatively affected by the appreciation in the value of the US dollar against the Euro between the third quarter of 2000 and the third quarter of 2001. The US dollar was 2% higher against the Euro for the third quarter of 2001 than for the third quarter of 2000. The Nipson functional currency is the French Franc. Because the French Franc and Euro are linked, the impact of the Dollar versus the Euro or French Franc is similar.

RESULTS OF OPERATIONS

THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2001 COMPARED TO THE THREE-MONTH PERIOD
        ENDED SEPTEMBER 30, 2000.

        Revenues. Revenues decreased 35% from $41 million for the three-month period ended September 30, 2000 to $27 million for the three-month period ended September 30, 2001. Revenues were principally affected by (1) the slowdown in equipment revenues in the VAD channel and, more specifically, the slow down in the US was in part fueled by the September 11th attacks, (2) limited commercial shipments of the new CSP and the returned CSP machines from earlier shipments due to warranty issues (3) the low number of shipments in the OEM channel, no shipments to Xerox and IBM and (4) the unfavorable product mix. Revenues were also affected by currency changes noted above. Revenues from consumables, spare parts and other decreased 17% from $21.0 million during the third quarter of 2000 to $17.4 million for the third quarter of 2001 mainly attributable to the low sales to OEM customers.

        Cost of Revenues. Cost of revenues decreased 16% from $32.3 million in the third quarter of 2000 to $27.2 million in the third quarter of 2001. The decrease is the net effect of currency changes noted above, lower equipment shipments, higher material cost due to the unfavorable product mix, the lower absorption of production overhead expenses due to lower volumes and high service and logistic costs.

        Gross Profit. Gross profit decreased 34% from $10.1 million for the third quarter of 2000 to $6.7 million for the third quarter of 2001. Gross margin for printing systems and options decreased from 33% of revenue in the 2000 quarter to 1% of revenue in the 2001 quarter mainly attributable to the impact CSP machines returned as a result of quality issues and a reduction in 500D shipments, a high margin product line. Gross margin for the segment consumables, spares, tools and other increased from 16% of revenue in the third quarter of 2000 to 38% of revenue in the third quarter of 2001. The decrease in total gross margin is also due to the factors affecting revenues noted above.

        Research and Development. Research and development expenses decreased 25% from $7.3 million in the third quarter of 2000 to $5.4 million in the third quarter of 2001. Research and development expenses were 18% of revenues in the third quarter of 2000 and 20% in the third quarter of 2001. The increased ratio for the 2001 quarter is mainly explained by the lower revenues and specifically lower equipment revenues generated during this quarter.

        Selling, General and Administrative. Selling, general and administrative expenses decreased to $10.5 million in the third quarter of 2001 from $10.9 million in the third quarter of 2000. During the third quarter of 2001 , non-recurring charges of $6.5 million were recorded due to a restructuring charge in the Company's French operations and the charge for expenses related to the unwinding of the joint-venture ("Canopy") between PrimeSource and Xeikon America, Inc.

        Other Income (Expense). Other income was $1 million for the third quarter of 2000 and minus $2.3 million for the third quarter of 2001. Other income consists mainly of exchange rate differences and short term interest.

        Income Taxes. The Company had a net loss before income tax of $13.8 million for the three-month period ended September 30, 2000 and a net loss before income taxes of $18.1 million for the three-month period ended September 30, 2001. The Company recorded a correction of the income tax provision of $1.4 million for the 2000 period.

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2001 COMPARED TO THE NINE-MONTH PERIOD
        ENDED SEPTEMBER 30, 2000.

        Revenues. Revenues decreased 27% from $130.4 million for the nine-month period ended September 30, 2000 to $95.2 million for the nine-month period ended September 30, 2001. Revenues were principally affected by (1) the slowdown in equipment revenues in the VAD channel and, more specifically, the slowdown in the US was in part fueled by the September 11th attacks, (2) the delay in commercial shipments of the new CSP, (3) the low number of shipments in the OEM channel, no shipments to Xerox and IBM and (4) the unfavorable product mix. Revenues were also affected by currency changes noted above. Revenues from consumables, spare parts and other decreased 10% from $63.4 million during the nine-month period of 2000 to $57.8 million for the nine-month period of 2001 mainly explained by the low sales to OEM customers.

        Cost of Revenues. Cost of revenues decreased 20% from $92.8 million in the nine-month period ended September 30, 2000 to $74.5 million in the nine-month period ended September 30, 2001. The decrease is the net effect of currency changes noted above, lower equipment shipments, higher material cost due to the unfavorable product mix, the lower absorption of production overhead expenses due to lower volumes and high service and logistic costs.

        Gross Profit. Gross profit decreased 45% from $37.5 million for the nine-month period ended September 30, 2000 to $20.7 million for the nine-month period ended September 30, 2001. Gross margin for printing systems and options decreased from 36% of revenue in the 2000 period to 10% of revenue in the 2001 period mainly due to commercial accommodations given to customers because of the late introduction of the CSP (web-fed presses are delivered at lower prices), and a reduction in 500D shipments which is a high margin product line and the return of CSP machines due to warranty issues. Gross margin for the segment consumables, spares, tools and other increased from 21% of revenue in the 2000 period to 29% of revenue in the 2001 period. The decrease in total gross margin is also due to the factors affecting revenues noted above.

        Research and Development. Research and development expenses decreased 5% from $19.9 million in the nine-month period ended September 30, 2000 to $18.8 million in the nine-month period ended September 30, 2001. Research and development expenses were 15% of revenues in the 2000 period and 20% in the 2001 period. The increased ratio for the 2001 period is mainly explained by (1) the lower revenues generated during this period, (2) the incorporation of the digital front end and toner research departments as a result of the Agfa DPS acquisition and (3) reduced research and development activities.

        Selling, General and Administrative. Selling, general and administrative expenses increased to $32.8 million in the nine-month period ended September 30, 2001 from $31.4 million in the nine-month period ended September 30, 2000. This increase is mainly due to the incorporation of the Agfa DPS division and the further development of direct sales activities in specific markets and higher expenses for trade shows and advertising. During the 2001 period, non-recurring charges of $6.5 million were recorded due to a restructuring charge in the Company's French operation and the charge for expenses related to the unwinding of the joint-venture ("Canopy") between PrimeSource and Xeikon America, Inc.

        Other Income (Expense). Other income was $1.8 million for the 2000 period and minus $2.4 million for the 2001 period. Other income consists mainly of exchange rate differences and short term interest.

        Income Taxes. The Company had a net loss before income tax of $18.5 million for the nine-month period ended September 30, 2000 and a net loss before income taxes of $39.8 million for the nine-month period ended September 30, 2001. The Company recorded a correction of the income tax provision of $0.3 million for the 2001 period and $0.9 million in the 2000 period.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's operating activities produced negative cash of $13.5 million during the nine-month period ended September 30, 2001.

        The Company has been negotiating with various potential investors to raise additional capital in the public or private markets through the issuance of equity securities, debt securities or a combination thereof because it did not believe its cash available from operations and cash available under its credit lines would be sufficient to meets its liquidity needs. As of November 9, 2001, the Company's negotiations to raise additional capital had not progressed significantly enough to ensure that a closing would occur in the near term or at all. On November 9, 2001, the Company filed a request for creditor protection under applicable Belgian legislation. The Company's subsidiary in France, Xeikon France S.A., entered into a receivership proceeding under applicable French legislation. On November 13, 2001, the French Court granted Xeikon France S.A. creditor protection for a three month period. Approval by the Belgian Court would enable the Company to prepare, under supervision of one or more officers appointed by the court, a restructuring plan for its business while it is temporarily relieved from its obligations to service existing debts. If the request is denied, the Company is likely to be in default under its loan agreements.

        At September 30, 2001, the Company had $2.3 million in cash and cash equivalents. The Company expects its working capital needs, particularly inventory levels, to continue to decline with the ongoing implementation of operating measures. At September 30, 2001, the Company's notes payable to banks amounted to $29.3 million. The total available credit lines at the end of September 2001 amount up to $31.2 million. The available credit lines have a cancellation notice period of 30 days.

        In April 1999, Xeikon used approximately $15.8 million in cash to fund its acquisition of an 80% interest in Nipson International. DNP, the holder(s) of the 10% minority interest may require Xeikon, during the period beginning January 31, 2002 and ending April 21, 2002, to purchase all or part of their shares at a per share price equal to the Purchase Price.

        In connection with the Nipson acquisition, Xeikon assumed two intercompany loans of Nipson International and its wholly owned subsidiary Nipson Printing Systems, Inc. from Bull, in the amount of 70,000,000 FF and US $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in five equal semi-annual installments over a two and one half year period beginning June 30, 2002. This loan will bear interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and will not bear interest.

        In connection with the acquisition of the land for expansion of its manufacturing facilities, the Company assumed a roll over credit facility of Euro 3 million as of July 1, 1999, bearing interest at the Euribor rate plus 0.20%.

        On July 27, 2000, the Company signed an operating lease agreement (reviewed by the Company's auditor) for new facilities in Lier, Belgium, for approximately $28 million with quarterly payments (from the completion date which is anticipated to be March 31, 2002) for a 15 year period with a purchase option. The interest rate is based on EURIBOR 3 months minus a discount. The interest rate during the term was 5.6%.

FOREIGN CURRENCY TRANSLATION

        The functional currency of the Company is the Euro (EUR) and the French Franc, which is directly linked to the Euro, for Nipson. However, the Company has elected to present the financial statements in US dollars. The financial statements of the Company are translated from its functional currency, (the
Euro), into the reporting currency, the US dollar, utilizing the current rate method. All cumulative translation gains or losses from the translation into the Company's reporting currency are included as a separate component of shareholders' equity in the accompanying balance sheet. The change in the cumulative translation adjustment reflects the strengthening of the US dollar against the Euro between December 31, 2000 and September 30, 2001. The exchange rate was US $1.00 for EUR 1.11 at December 31, 2000 and US $1.0 for EUR 1.10 at September 30, 2001.

ITEM 3. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

        Not applicable

                           PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

        On November 9, 2001, the Company announced that it filed a request for creditor protection under applicable Belgian legislation in the Antwerp Commercial Court. The Company's subsidiary in France, Xeikon France S.A., also entered into a receivership proceeding under applicable French legislation in the Commercial Court in Belfort France. On November 13, 2001, the French Court granted Xeikon France S.A. creditor protection for a three month period.

        The request, if approved by the Belgian court, would enable the Company to prepare, under the supervision of one or more officers appointed by the court, a restructuring plan for its business while at the same time being temporarily relieved from its obligation to service existing debts at the time of filing of the request.

        The Belgian Court held a first hearing on November 13, 2001 and decided that a second hearing will be held on November 27, 2001.

        If the request is approved, the Belgian Court would set a term for a provisional suspension of debt service that would be for a maximum period of six months with the potential for one extension of up to three months. Even if the request is granted, the officers appointed by the Court could apply to revoke the provisional suspension and instigate bankruptcy proceedings. Likewise, any creditor may apply to the Court to revoke the provisional suspension; however, such application cannot be on the basis of debts that are covered by the provisional or definitive suspensions.

        If the request is not approved, the Belgian Court may declare the Company bankrupt as part of the same decision, after having heard the Company on the applicability of the Bankruptcy conditions. If the Belgian Court denies the request and decides not to declare the Company bankrupt, the Company is no longer relieved from its obligation to service its debts. If payment arrangements with its creditors were not arranged to the satisfaction of the creditors, each Company creditor may initiate bankruptcy proceedings in the Belgian Courts.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

        None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

        None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

        Not applicable.

ITEM 5. OTHER INFORMATION

        None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K

        On June 18, 2001, the Company filed a Current Report on Form 6-K, the purpose of which was to disclose that it was seeking additional capital in the private equity markets.

        On November 9, 2001, the Company filed a Current Report on Form 6-K, the purpose of which was to disclose that it had filed in the Belgian and French courts for protection from its creditors.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             XEIKON N.V.


Date : November  14, 2001                    By:     /s/ GERRIT KEYAERTS
                                                --------------------------------
                                                  Gerrit Keyaerts,
                                                    Chief Financial Officer